

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 3, 2009

Margaret V. Russell
Chief Financial Officer
Biophan Technologies, Inc.
15 Schoen Place
Pittsford, New York 14534

> **Re:** **Biophan Technologies, Inc.**
> **Form 10-K for the fiscal year ended February 29, 2008**
> **Filed June 13, 2008**
> **File No. 000-26057**

Dear Ms. Russell:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief